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SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8-53256

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Desjardins Securities International Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Complexe Desjardins, East tower, 15th Floor
(No. and Street)

Montreal, Quebec Canada H5B 1J2
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samson Bélair Deloitte + Touche
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Financial statements and supplemental information of

DESJARDINS SECURITIES INTERNATIONAL INC.

(formerly 3858839 Canada Inc.)

December 31, 2002

DESJARDINS SECURITIES INTERNATIONAL INC.
Table of contents

Samson Bélair/Deloitte & Touche, S.E.N.C.
Assurance and Advisory Services
1 Place Ville-Marie
Suite 3000
Montréal QC H3B 4T9
Canada

Tel.: (514) 393-7115
Fax: (514) 390-4104
www.deloitte.ca

Samson Bélair Deloitte & Touche

Independent auditors' report

To the Shareholder of
Desjardins Securities International Inc.

We have audited the accompanying balance sheet of Desjardins Securities International Inc. (the "Company") as at December 31, 2002 and the related statement of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as at and for the eleven month period ended December 31, 2001 were audited by other auditors whose report, dated February 4, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Samson Bélair / Deloitte & Touche

February 19, 2003

DESJARDINS SECURITIES INTERNATIONAL INC.

Statement of loss and deficit

year ended December 31, 2002
(in US dollars)

	2002	2001
	(12 months)	(11 months)
	$	$
Revenue		
Fees	320,000	-
Commissions and trading gains	55,011	-
Interest	1,742	7,099
	376,753	7,099
Expenses		
Salaries and fringe benefits	201,488	-
Other operating and administrative expenses	248,475	71,292
Foreign exchange loss (gain)	(9,951)	15,490
Depreciation - fixed assets	3,892	175
	443,904	86,957
Net loss	(67,151)	(79,858)
Deficit, beginning of year	(79,858)	-
Deficit, end of year	(147,009)	(79,858)

DESJARDINS SECURITIES INTERNATIONAL INC.

Balance sheet

as at December 31, 2002
(in US dollars)

	2002	2001
	$	$
Assets		
Cash	**459,480**	317,104
Amount receivable from parent company, without interest and terms of repayment	**38,443**	-
Due from brokers and financial institutions	**130,042**	-
Other receivables	**9,724**	9,033
Refundable tax credit	**82,810**	35,765
Fixed assets (Note 3)	**12,035**	6,121
Other assets	**6,864**	10,431
	739,398	378,454
Liabilities		
Amount payable to parent company, without interest and terms of repayment	**-**	64,837
Due to brokers and financial institutions	**3,150**	-
Accounts payable and accrued liabilities	**180,633**	16,775
	183,783	81,612
Stockholder's equity (Note 4)	**555,615**	296,842
	739,398	378,454

Approved by the Board

....Director

....Director

DESJARDINS SECURITIES INTERNATIONAL INC.
Statement of cash flows
year ended December 31, 2002
(in US dollars)

	2002 (12 months) $	2001 (11 months) $
Operating activities		
Net loss	**(67,151)**	(79,858)
Item not affecting cash		
Depreciation of fixed assets	**3,892**	175
	(63,259)	(79,683)
Net change in operating capital items		
Due from and to brokers and financial institutions	**(126,892)**	-
Other receivables	**(691)**	(9,033)
Refundable tax credit	**(47,045)**	(35,765)
Accounts payable and accrued liabilities	**163,858**	16,775
	(74,029)	(107,706)
Investing activities		
Receivable from parent company	**(103,280)**	64,837
Acquisition of fixed assets	**(9,806)**	(6,296)
Other assets	**3,567**	(10,431)
	(109,519)	48,110
Financing activities		
Issue of capital stock	**325,924**	376,700
Increase in cash and cash equivalents	**142,376**	317,104
Cash and cash equivalents, beginning of year	**317,104**	-
Cash and cash equivalents, end of year	**459,480**	317,104

1. Description of the business

The Company, incorporated January 24, 2001 under the *Canada Business Corporations Act,* is a full-service securities broker. On January 29, 2002, the Company changed its name from 3858839 Canada Inc. to Desjardins Securities International Inc. Business operations commenced in July 2002.

The Company is a member of the National Association of Securities Dealers and registered as a broker-dealer with the Securities and Exchange Commission.

2. Significant accounting policies

Fixed assets

Fixed assets are recorded for at cost less accumulated depreciation. Depreciation is calculated over the useful lives of the assets using the straight-line method for a period of three to five years.

Foreign currency transactions

Monetary assets and liabilities are translated in U.S. dollars at the rate of exchange in effect at year-end. Non-monetary assets and liabilities, capital stock issued and revenue and expenses are translated at the exchange rate in effect at the transaction date.

Use of estimates

The presentation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Fixed assets

	2002			2001
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
	$	$	$	$
Data processing equipment	**16,101**	**4,066**	**12,035**	6,121

(in US dollars)

4. Stockholder's equity

	2002	2001
	$	$
Capital stock (1,075,000 Class A shares) (2001 - 575,000)	**702,624**	376,700
Deficit	**(147,009)**	(79,858)
	555,615	296,842

Authorized

An unlimited number of voting and participating Class A shares, without par value

An unlimited number of Class B shares, non-voting, participating, convertible into Class D shares, without par value

An unlimited number of Class C shares, voting, non-participating, without par value

An unlimited number of Class D shares, non-voting, non-participating, with a non-cumulative dividend of 1% per month, without par value

An unlimited number of Class E shares, non-voting, non-participating, with a non-cumulative dividend of 1% per month, without par value

An unlimited number of Class F shares, non-voting, non-participating, with a non-cumulative dividend of 8% per year, without par value

An unlimited number of Class G shares, non-voting, non-participating, with a non-cumulative dividend of 8% per year, without par value

During the year, the Company issued 500,000 Class A shares (2001 - 575,000) in exchange for $325,924 in cash (2001 - $376,700).

(in US dollars)

5. Related party transactions

The Company is a wholly-owned subsidiary of Desjardins Securities Inc., which is an entity of the Mouvement des caisses Desjardins du Québec. During the year, the Company entered into transactions with entities of Mouvement des caisses Desjardins du Québec in the normal course of business. These transactions are recorded at the exchange value.

Transactions and balances with related parties are as follows:

	2002	2001
	$	$
Fees	**320,000**	-
Revenue - interest	**1,742**	7,099
Amount receivable from parent company	**38,443**	-
Amount payable to parent company	-	64,837

6. Net capital requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rules 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $100,000 (December 31, 2001 - $5,000) or 12.5% of aggregate indebtedness, both as defined by the Rule. The ratio of aggregate indebtedness to net capital shall not exceed 8 to 1. As at December 31, 2002, the Company had net capital of $274,004 (December 31, 2001 - $114,737) which exceeds the required net capital of $100,000 (December 31, 2002 - $8,461) by $174,004 (December 31, 2001 - $106,576). The Company's ratio of aggregate indebtedness to net capital was 0.6707 to 1 as at December 31, 2002 (December 31, 2001 - 0.7113 to 1).

7. Commitments

The Company leases office space under an operating lease which expires on August 31, 2003. Future lease payments aggregate $18,746.

DESJARDINS SECURITIES INTERNATIONAL INC. Schedule I

Schedule of computation of net capital pursuant to SEC Rule 15c3-1

as at December 31, 2002
(in US dollars)

	2002	2001
	$	$
Total stockholder's equity	**555,615**	296,842
Deduct non-allowable assets		
Other deposits - due from brokers	**75,000**	-
Due from brokers and financial institutions	**30,042**	-
Amount receivable from parent company	**38,443**	-
Other receivables	**92,534**	44,798
Fixed assets	**12,035**	6,121
Other assets	**6,864**	10,431
Total non-allowable assets	**254,918**	61,350
Other deductions	**26,693**	120,755
Net capital	**274,004**	114,737
Computation of aggregated indebtedness net capital requirement		
Required minimum net capital:		
The greater of $100,000 or 6 2/3% of aggregate indebtedness (December 31, 2001 - $5,000 or 6 2/3% of aggregate indebtedness)	**100,000**	8,161
Excess net capital	**174,004**	106,576
Ratio: Aggregate indebtedness to net capital	**0.6707**	0.7113

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2002 Part IIA FOCUS filing.

DESJARDINS SECURITIES INTERNATIONAL INC. Schedule II

Statement regarding SEC Rule 15c3-3

year ended December 31, 2002

The Company is exempt from Rule 15c3-3 of the Security and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS

Samson Bélair/Deloitte & Touche, S.E.N.C.
Assurance and Advisory Services
1 Place Ville-Marie
Suite 3000
Montréal QC H3B 4T9
Canada

Tel.: (514) 393-7115
Facs.: (514) 390-4111
www.deloitte.ca

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c 3-3

To the Stockholder of
Desjardins Securities International Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Desjardins Securities International Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 19, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) under the *Securities Exchange Act of 1934*, we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices of procedures.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatement caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934* and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the board or directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties for any other purpose.

Samson Bélair / Deloitte & Touche

Montreal, Quebec
February 19, 2003